EXHIBIT 20

                                                          NEWS RELEASE
                                                          NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                          NEWS RELEASE

Media Relations:                    Investor Relations:
Roger W. W. Baker                   Daniel A. Conforti
(203)698-5148                       (203)698-5132




                      FORTUNE BRANDS COMPLETES PURCHASE OF
                          APOLLO PRESENTATION PRODUCTS


Old Greenwich, CT, February 27, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced today that its ACCO office products unit has completed the purchase of the Apollo Presentation Products business, a North American leader in the presentation products category with sales of approximately $60 million and headquarters in Ronkonkoma, New York. Fortune Brands had announced on February 6 that its office products unit had entered into an agreement to acquire Apollo Presentation Products.

         With the acquisition of Apollo, Fortune Brands has completed six bolt-on acquisitions in the past 15 months, adding around $250 million in annualized sales.

         Fortune Brands' strategy is sharply focused on superior revenue growth, aggressive cost initiatives and enhanced asset management. In 1998, the Company expects to achieve its long-term E.P.S. growth goal in the range of 13-15%, assuming a satisfactory economic and pricing environment and no further erosion in key exchange rates.

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have powerhouse brands and leading market positions. Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries -- and office products brands -- including ACCO World Corporation's Day-Timer and Swingline. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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                              www.fortunebrands.com